UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2003

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	000-25597	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Earnings Press Release

Item 12. Results of Operations and Financial Condition

On October 14, 2003, Umpqua issued a press release with respect to financial results for the third quarter of 2003. A copy of the press release is attached as Exhibit 99.

The press release filed as an exhibit to this report discloses operating earnings (and related per share amounts), which is a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP). We believe our disclosure of operating earnings provides useful information to both management and investors by excluding merger-related expenses because merger-related expenses are difficult to predict. Management believes presentation of financial measures excluding the impact of such expenses is useful information because it provides information about ongoing business operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: October 14, 2003   By:/s/ Kenneth E. Roberts
                            Kenneth E. Roberts
                            Assistant Secretary

FOR IMMEDIATE RELEASE
Contacts:

Ray Davis
President/CEO
Umpqua Holdings Corporation
503-546-2490
raydavis@umpquabank.com

Dan Sullivan
EVP/CFO
Umpqua Holdings Corporation
503-546-2492
dansullivan@umpquabank.com

UMPQUA HOLDINGS CONTINUES STRONG EARNINGS GROWTH

Nonperforming loans drop by thirty-nine percent.

PORTLAND, Ore. - Oct. 14, 2003 - Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and of Strand, Atkinson, Williams & York, Inc., today announced operating earnings of $9.27 million, a 54% increase over the same period one-year ago, or $0.32 per diluted share for the third quarter of 2003.

Operating earnings are defined as the Company's earnings before deduction of merger-related expenses, which are reported in periods with merger-related costs. Net income is operating earnings minus merger-related expenses.

Total loans increased by $58.2 million during the quarter, while nonperforming loans decreased by $8.5 million, or 39%, during the same period. The Bank's non-performing loans stand at $13.39 million at September 30, 2003, representing 0.69% of total loans compared to 1.17% at June 30, 2003 and 0.49% at September 30, 2002.

"Management is very satisfied with the Company's results for the third quarter, especially with the significant reduction of nonperforming loans," said Ray Davis, president and chief executive officer of Umpqua Holdings Corporation. "We are also pleased that, on a sequential quarter basis, our net-interest margin and net-interest income increased, while non- interest expense decreased, lowering the bank's efficiency ratio to 55.9%."

Net income for the third quarter of 2003 was $9.02 million or $0.31 per diluted share compared to $8.13 million or $0.28 for the second quarter of 2003.

The company's brokerage subsidiary, Strand, Atkinson, Williams & York, also reported that gross revenue was up 11% for the quarter compared with the second quarter of 2003, and 15% over the third quarter of 2002.

The following table presents a reconciliation of net income to operating earnings, with merger-related expenses displayed for each period presented:

(Dollars in 000's, except per share data)	**Q3 2003**	Q2 2003	Q3 2002
Net Income	**$9,015**	$8,132	$6,010
Add Back: Merger related expense, net of tax	**252**	672	-
Operating Earnings	**$9,267**	$8,804	$6,010

Earnings per diluted share:	Q3 2003	Q2 2003	Q3 2002
Net Income	**$0.31**	$0.28	$0.29
Operating Earnings	**$0.32**	$0.31	$0.29

The acquisition of Centennial Bancorp, which closed on November 15, 2002, was accounted for under the purchase accounting method, and Centennial Bancorp's results are included from the date of closing. Merger expenses for the third quarter of 2003 represent the conclusion of merger costs from the Centennial acquisition and are primarily excess property settlement costs.

Total consolidated assets of Umpqua Holdings as of September 30, 2003 were $2.81 billion, compared to $2.56 billion at December 31, 2002. Total gross loans and leases, and deposits were $1.94 billion and $2.26 billion, respectively, as of September 30, 2003, compared to $1.78 billion and $2.10 billion, respectively, as of December 31, 2002.

The following table presents annualized 2003 growth rates, based on growth achievements through September 2003:

(dollars in thousands)	**Sep 30, 2003**	Dec 31, 2002	Annualized Growth Rate
Loans and Leases	**$1,935,482**	$1,778,315	12%
Deposits	**$2,263,211**	$2,103,790	10%
Assets	**$2,811,195**	$2,555,964	13%

Non-interest income for the third quarter of 2003 grew to $9.52 million, an increase of 42% over the third quarter of 2002. Mortgage banking revenue was $3.16 million in the third quarter of 2003, compared to $2.84 million in the second quarter of 2003 and $1.19 million in the third quarter of 2002. Improvement in the market value of the mortgage servicing portfolio was primarily responsible for the increase in sequential quarter revenue.

Umpqua Bank, Umpqua Holdings largest subsidiary, reports an efficiency ratio before merger-related expenses of 55.94% for the quarter ended September 30, 2003 compared to 57.51% for the quarter ended June 30, 2003 and 55.08% for the quarter ended September 30, 2002.

Certain amounts reported in prior quarters' financial statements have been reclassified to conform to the current presentation. The effects of the reclassifications are not considered material.

About Umpqua Holdings Corporation
Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 14 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com/investor.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Tuesday, October 14, 2003, at 10:00 a.m. PST where the Company will discuss third-quarter results and plans for the remainder of the year. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-399-7388 a few minutes before 10:00 a.m. The password is "UMPQUA." A rebroadcast can be found approximately one hour after the conference call by dialing 888-562-2900, or by visiting www.umpquabank.com/investor.

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Quarter ended:		
Dollars in thousands, except-per share data	September 30, 2003	June 30, 2003	September 30, 2002
Interest income			
Loans and leases	$ 32,615	$ 30,962	$ 20,435
Investments taxable	2,720	2,395	2,557
Investments tax exempt	486	720	714
Temporary investments	82	187	318
Other interest and dividends	24	16	28
Total interest income	35,927	34,280	24,052
Interest expense			
Deposits	5,455	6,267	5,394
Repurchase agreements and fed funds purchased	154	106	101
Trust preferred securities	936	914	18
Other borrowings	294	193	226
Total interest expense	6,839	7,480	5,739
Net interest income	29,088	26,800	18,313
Provision for credit losses	1,050	950	900
Noninterest income			
Service charges	3,256	3,198	2,138
Brokerage fees	2,635	2,370	2,299
Mortgage banking revenue	3,160	2,835	1,190
Gain on sale of securities	10	2,136	396
Other income	455	1,099	682
Total noninterest income	9,516	11,638	6,705
Noninterest expense			
Salaries and benefits	13,438	13,170	8,963
Occupancy and equipment	3,534	3,947	2,348
Other	6,333	6,760	3,810
Merger related expenses	393	1,050	–
Total noninterest expense	23,698	24,927	15,121
Income before income taxes	13,856	12,561	8,997
Income taxes	4,841	4,429	2,987
Net income	$ 9,015	$ 8,132	$ 6,010
Weighted average shares outstanding	28,343,696	28,283,843	20,125,583
Weighted average diluted shares outstanding	28,702,888	28,667,926	20,398,796
Basic earnings per share	$ 0.32	$ 0.29	$ 0.30
Diluted earnings per share	$ 0.31	$ 0.28	$ 0.29

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Nine months ended:	
Dollars in thousands, except-per share data	September 30, 2003	September 30, 2002
Interest income		
Loans and leases	$ 94,961	$ 60,626
Investments taxable	8,088	6,828
Investments tax exempt	2,002	2,164
Temporary investments	420	588
Other interest and dividends	54	60
Total interest income	105,525	70,266
Interest expense		
Deposits	18,202	15,776
Repurchase agreements and fed funds purchased	313	258
Trust preferred securities	2,787	18
Other borrowings	754	809
Total interest expense	22,056	16,861
Net interest income	83,469	53,405
Provision for credit losses	3,475	2,504
Noninterest income		
Service charges	9,368	6,098
Brokerage fees	6,944	6,805
Mortgage banking revenue	10,273	5,085
Gain (loss) on sale of securities	2,153	(503)
Other income	2,601	1,701
Total noninterest income	31,339	19,186
Noninterest expense		
Salaries and benefits	39,507	26,240
Occupancy and equipment	11,064	6,660
Other	19,187	12,028
Merger related expenses	2,082	1,520
Total noninterest expense	71,840	46,448
Income before income taxes	39,493	23,639
Income taxes	13,965	8,386
Net income	$ 25,528	$ 15,253
Weighted average shares outstanding	28,262,353	20,043,346
Weighted average diluted shares outstanding	28,622,155	20,303,556
Basic earnings per share	$ 0.90	$ 0.76
Diluted earnings per share	$ 0.89	$ 0.75
Net income (loss)	$ 25,528	$ 15,253
Merger related expenses (net of taxes)	1,332	973
Operating Earnings	$ 26,860	$ 16,226
Operating earnings (loss) per share	$ 0.95	$ 0.81
Diluted operating earnings (loss) per share	$ 0.94	$ 0.80

Umpqua Holdings Corporation

Consolidated Balance Sheets
(unaudited)

Dollars in thousands, except-per share data		September 30, 2003		June 30, 2003		September 30, 2002
Assets:						
Cash and cash equivalents	$	130,747	$	184,262	$	128,022
Trading account securities		1,561		1,833		1,534
Investments available for sale		404,771		351,209		251,996
Investments held to maturity		16,641		17,836		20,011
Loans held for sale		51,620		62,926		32,959
Loans and leases		1,935,482		1,877,238		1,076,521
Less: Allowance for credit losses		(25,312)		(25,316)		(15,038)
Loans and leases, net		1,910,170		1,851,922		1,061,483
Federal Home Loan Bank stock		6,703		4,891		4,973
Premises and equipment, net		63,560		62,853		40,623
Other real estate owned		2,452		2,504		756
Mortgage servicing rights, net		10,732		9,274		7,043
Goodwill and other intangibles		160,012		160,547		26,105
Other assets		52,226		37,000		11,450
	$	2,811,195	$	2,747,057	$	1,586,955
Liabilities:						
Deposits	$	2,263,211	$	2,282,909	$	1,347,494
Securities sold under agreements to repurchase and fed funds purchased		63,553		33,581		28,771
Borrowings		72,047		22,105		24,048
Trust preferred securities		77,321		75,000		25,000
Other liabilities		23,076		28,358		10,428
Total liabilities		2,499,208		2,441,953		1,435,741
Shareholders' equity:						
Common stock		230,174		229,780		94,116
Retained earnings		81,605		73,724		53,880
Accumulated other comprehensive income		208		1,600		3,218
Total shareholders' equity		311,987		305,104		151,214
Total liabilities and shareholders' equity	$	2,811,195	$	2,747,057	$	1,586,955
Common shares outstanding at period end		28,365,814		28,331,279		20,137,343
Book value per share	$	11.00	$	10.77	$	7.51
Tangible book value per share	$	5.36	$	5.10	$	6.21
Tangible equity	$	151,975	$	144,557	$	125,109

Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands	September 30, 2003	June 30, 2003	December 31, 2002
Loans and leases by purpose:			
Commercial real estate	$ 971,775	$ 886,543	$ 817,691
Residential real estate	84,317	78,578	79,708
Construction	247,629	265,753	270,116
Total real estate	1,303,721	1,230,874	1,167,515
Commercial	585,406	596,778	551,852
Leases	8,612	9,082	9,594
Consumer	37,131	39,905	48,647
Other	612	599	707
Total loans and leases	$ 1,935,482	$ 1,877,238	$ 1,778,315

	Quarter Ended September 30, 2003	Quarter Ended June 30, 2003	Year to date December 31, 2002
Allowance for credit losses			
Balance beginning of period	$ 25,316	$ 24,538	$ 13,221
Provision for credit losses	1,050	950	3,888
Net (charge-offs) recoveries	(1,054)	(172)	(2,234)
Acquisitions	-	-	9,856
Balance end of period	$ 25,312	$ 25,316	$ 24,731
Net charge-offs to average loans and leases (annualized)	0.22%	0.04%	0.20%
Allowance for credit losses to loans and leases	1.31%	1.35%	1.39%
Allowance for credit losses to nonperforming loans and leases	189%	116%	134%
Nonperforming loans and leases to total loans and leases	0.69%	1.17%	1.03%
Nonperforming assets			
Nonperforming loans and leases	$ 13,394	$ 21,879	$ 18,395
Real estate owned	2,452	2,504	2,209
Total nonperforming assets	$ 15,846	$ 24,383	$ 20,604

Deposits by Type

	September 30, 2003		June 30, 2003	
	Amount	Mix	Amount	Mix
Demand, non interest bearing	$ 599,939	26.5%	$ 617,326	27.0%
Demand, interest bearing	937,606	41.4%	877,765	38.4%
Savings	147,849	6.5%	181,131	7.9%
Time	577,817	25.5%	606,687	26.6%
Total Deposits	$ 2,263,211	100.0%	$ 2,282,909	100.0%

Umpqua Holdings Corporation
Selected Ratios

	Quarter ended:		
	September 30, 2003	June 30, 2003	September 30, 2002
Net Interest Spread:			
Yield on loans and leases	6.56%	6.65%	7.47%
Yield on investments (1)	3.36%	3.83%	6.01%
Yield on temporary investments	1.13%	1.18%	1.61%
Total yield on earning assets	5.95%	6.05%	6.89%
Cost of interest bearing deposits	1.31%	1.53%	2.09%
Cost of securities sold under			
agreements to repurchase and fed funds purchased	1.03%	1.43%	1.53%
Cost of borrowings	2.40%	3.38%	3.73%
Cost of trust preferred	4.80%	4.89%	5.22%
Total cost of interest bearing liabilities	1.47%	1.69%	2.12%
Net interest spread	4.48%	4.36%	4.77%
Net interest margin	4.82%	4.74%	5.27%
Before Merger Related Expenses:			
Return on average assets	1.33%	1.34%	1.55%
Return on average equity	12.02%	11.72%	15.97%
Return on average tangible equity	25.31%	25.19%	19.35%
After Merger Related Expenses:			
Return on average assets	1.30%	1.24%	1.55%
Return on average equity	11.70%	10.83%	15.97%
Return on average tangible equity	24.62%	23.27%	19.35%
Bank Only Ratios:			
Umpqua Bank efficiency ratio before merger expenses	55.94%	57.51%	55.08%
Umpqua Bank net interest margin	4.98%	4.90%	5.27%

(1) Tax exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

Umpqua Holdings Corporation
Selected Ratios

	Nine months ended:	
	September 30, 2003	September 30, 2002
Net Interest Spread:		
Yield on loans and leases	6.71%	7.65%
Yield on investments (1)	4.00%	6.33%
Yield on temporary investments	1.17%	1.62%
Total yield on earning assets	6.16%	7.22%
Cost of interest bearing deposits	1.48%	2.18%
Cost of securities sold under		
agreements to repurchase and fed funds purchased	1.23%	1.38%
Cost of borrowings	2.92%	3.78%
Cost of trust preferred	4.92%	5.22%
Total cost of interest bearing liabilities	1.64%	2.21%
Net interest spread	4.52%	5.01%
Net interest margin	4.89%	5.51%
Before Merger Related Expenses:		
Return on average assets	1.35%	1.49%
Return on average equity	11.97%	15.10%
Return on average tangible equity	25.81%	18.34%
After Merger Related Expenses:		
Return on average assets	1.28%	1.40%
Return on average equity	11.38%	14.20%
Return on average tangible equity	24.53%	17.24%
Bank Only Ratios:		
Umpqua Bank efficiency ratio before merger expenses	56.14%	56.84%
Umpqua Bank net interest margin	5.05%	5.51%

(1) Tax exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

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